Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

XPeng Inc. (“XPENG” or the “Company”, Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited consolidated financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2023 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2023

•	Total deliveries of vehicles were 141,601 in 2023, representing an increase of 17.3% from 120,757 in 2022.

•	XPENG’s physical sales network had a total of 500 stores, covering 181 cities as of December 31, 2023.

•	XPENG self-operated charging station network reached 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations as of December 31, 2023.

•	Total revenues were RMB30.68 billion for the year ended December 31, 2023, representing an increase of 14.2% from RMB26.86 billion for the year ended December 31, 2022.

•	Revenues from vehicle sales were RMB28.01 billion for the year ended December 31, 2023, representing an increase of 12.8% from RMB24.84 billion for the year ended December 31, 2022.

•	Gross margin was 1.5% for the year ended December 31, 2023, compared with 11.5% for the year ended December 31, 2022.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was negative 1.6% for the year ended December 31, 2023, compared with 9.4% for the year ended December 31, 2022.

*	For identification purpose only

•

Fair value loss on derivative liability, was RMB0.41 billion for the year ended December 31, 2023. For fiscal year 2023, this non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group.

•

Net loss was RMB10.38 billion for the year ended December 31, 2023, compared with RMB9.14 billion for the year ended December 31, 2022. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB9.44 billion for the year ended December 31, 2023, compared with RMB8.43 billion for the year ended December 31, 2022.

•

Net loss attributable to ordinary shareholders of XPENG was RMB10.38 billion for the year ended December 31, 2023, compared with RMB9.14 billion for the year ended December 31, 2022. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB9.44 billion for the year ended December 31, 2023, compared with RMB8.43 billion for the year ended December 31, 2022.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB11.92 for fiscal year 2023, compared with RMB10.67 for the prior year. Basic and diluted net loss per ordinary share were both RMB5.96 for fiscal year 2023, compared with RMB5.34 for the prior year. Each ADS represents two Class A ordinary shares.

•

Non-GAAP basic and diluted net loss per ADS were both RMB10.85 for fiscal year 2023, compared with RMB9.84 for the prior year. Non-GAAP basic and diluted net loss per ordinary share were both RMB5.42 for fiscal year 2023, compared with RMB4.92 for the prior year.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB45.70 billion as of December 31, 2023, compared with RMB38.25 billion as of December 31, 2022. Time deposits include short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

MANAGEMENT COMMENTARY

“In 2023, vehicle deliveries of XPENG increased quarter by quarter, exceeding 60,000 units in the fourth quarter,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “Looking beyond short-term challenges, XPENG is about to embark on a major product cycle. We plan to launch more than 10 brand new models over the next three years. We will continue to lead the innovation of autonomous driving technology, making it affordable and accessible to a much broader customer base. We will also make market entry into more international markets. We will continue to expand our scale and strengthen our technology leadership, as well as accelerate the commercialization of our industry leading technologies.”

“Our plans on cost reduction through technology and engineering as well as operational improvement have begun to bear fruit. Our vehicle margin increased by approximately 10 percentage points quarter-over-quarter in the fourth quarter,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “By the end of 2023, our total cash on hand exceeded RMB45 billion. Robust capital base bolsters our confidence to achieve high-quality and fast growth in a competitive environment.”

RECENT DEVELOPMENTS

Deliveries in January and February 2024

•	Total deliveries were 8,250 in January 2024.

•	Total deliveries were 4,545 in February 2024.

•	As of February 29, 2024, year-to-date total deliveries were 12,795 vehicles.

Launch of XPENG X9

On January 1, 2024, XPENG launched XPENG X9 ultra smart large seven-seater MPV and commenced deliveries during the same month.

Entry into Master Agreement on Strategic Technical Collaboration and Joint Sourcing Program with the Volkswagen Group

XPENG and the Volkswagen Group entered into a Master Agreement on Platform and Software strategic technical collaboration (“Master Agreement”), marking a significant milestone in the strategic partnership of both parties. As part of the Master Agreement, both parties also entered into a Joint Sourcing Program, targeting to jointly reduce the cost of the platform.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023

Total revenues were RMB30.68 billion for the year ended December 31, 2023, representing an increase of 14.2% from RMB26.86 billion for the prior year.

Revenues from vehicle sales were RMB28.01 billion for fiscal year 2023, representing an increase of 12.8% from RMB24.84 billion for the prior year. The year-over-year increase was mainly attributable to the accelerating sales growth of the G6 and the G9 in the fiscal year.

Revenues from services and others were RMB2.67 billion for fiscal year 2023, representing an increase of 32.2% from RMB2.02 billion for the prior year. The year-over-year increase was mainly attributable to the increases of second-hand vehicle sales, maintenance and supercharging services sales, which were in line with higher accumulated vehicle sales.

Cost of sales was RMB30.22 billion for fiscal year 2023, representing an increase of 27.2% from RMB23.77 billion for the prior year. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 1.5% for fiscal year 2023, compared with 11.5% for the prior year.

Vehicle margin was negative 1.6% for fiscal year 2023, compared with 9.4% for the prior year. The year-over-year decrease was explained by (i) increased sales promotions, and the expiry of new energy vehicle subsidies, and (ii) the inventory provisions and losses on purchase commitment related to the G3i and upgrades of existing models, with a negative impact of 2.4 percentage points on vehicle margin for the fiscal year. Excluding aforementioned (ii), the vehicle margin was positive 0.8%.

Research and development expenses were RMB5.28 billion for fiscal year 2023, representing an increase of 1.2% from RMB5.21 billion for the prior year. The year-over-year increase was mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB6.56 billion for fiscal year 2023, representing a decrease of 1.9% from RMB6.69 billion for the prior year. The year-over-year decrease was primarily attributable to the decrease of marketing, promotional and advertising expenses.

Other income, net was RMB0.47 billion for fiscal year 2023, representing an increase of 326.5% from RMB0.11 billion for the prior year. The year-over-year increase was primarily attributable to the increased government subsidies.

Loss from operations was RMB10.89 billion for fiscal year 2023, compared with RMB8.71 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB10.37 billion for fiscal year 2023, compared with RMB8.00 billion for the prior year.

Net loss was RMB10.38 billion for fiscal year 2023, compared with RMB9.14 billion for the prior year.

Fair value loss on derivative liability was RMB0.41 billion for fiscal year 2023. For fiscal year 2023, this non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB9.44 billion for fiscal year 2023, compared with RMB8.43 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB10.38 billion for fiscal year 2023, compared with RMB9.14 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB9.44 billion for fiscal year 2023, compared with RMB8.43 billion for the prior year.

Basic and diluted net loss per ADS were both RMB11.92 for fiscal year 2023, compared with RMB10.67 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB10.85 for fiscal year 2023, compared with RMB9.84 for the prior year.

Balance Sheets

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB45.70 billion, compared with RMB38.25 billion as of December 31, 2022.

BUSINESS OUTLOOK

For the first quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 21,000 and 22,500, representing a year-over-year increase of approximately 15.2% to 23.4%.

•	Total revenues to be between RMB5.8 billion and RMB6.2 billion, representing a year-over- year increase of approximately 43.8% to 53.7%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB10.38 billion and RMB9.14 billion for the years ended December 31, 2023 and 2022, respectively. Accumulated deficit amounted to RMB35.76 billion as of December 31, 2023. Net cash provided by operating activities was approximately RMB0.96 billion for the year ended December 31, 2023 and net cash used in operating activities was approximately RMB8.23 billion for the year ended December 31, 2022.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by Volkswagen Group, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion.

As of December 31, 2023, the balance of cash and cash equivalents, restricted cash, excluding RMB0.01 billion (December 31, 2022: RMB0.02 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB45.69 billion (December 31, 2022: RMB38.23 billion).

2.	Interest-bearing bank and other borrowings

Short-term bank loans

As of December 31, 2023, the Group had short-term borrowings from banks in the PRC of RMB3.89 billion in aggregate. The effective interest rate of these borrowings was 2.62% per annum. As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2.42 billion in aggregate. The effective interest rate of these borrowings was 3.53% per annum. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB0.20 billion as of December 31, 2023, which are classified as “Restricted long-term deposits”.

Long-term bank and other loans

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1.60 billion from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB0.80 billion out of the RMB1.60 billion borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB0.80 billion was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB0.70 billion out of the RMB0.80 billion loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB0.10 billion loans had been repaid on December 25, 2023 before the maturity date.

Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the years ended December 31, 2023 and 2022, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any.

As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to nil and RMB0.10 billion as of December 31, 2023 and 2022, respectively. The bank loans amounted to RMB0.78 billion and RMB0.78 billion as of December 31, 2023 and 2022, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone was 4.90% as of December 31, 2022. The effective interest rate of the loans from the bank was 4.98% per annum as of December 31, 2022 and December 31, 2023, respectively.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* (廣州小鵬新能源汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of December 31, 2023 and 2022, RMB0.84 billion and RMB0.80 billion had been drawn from the bank with an effective interest rate of 4.99% and 5.30% per annum, respectively. For the years ended December 31, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* (小鵬汽車華中（武漢）有限公司) obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of December 31, 2023 and 2022, RMB2.04 billion and RMB1.71 billion had been drawn from the banks with effective interest rates of 4.47% and 4.35% per annum, respectively. For the years ended December 31, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

In March 2023 and September 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2023 and 2022, the bank loans were RMB1.40 billion and RMB0.77 billion with effective interest rates of 3.14% and 3.35% per annum, respectively.

In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* (肇慶小鵬新能源投資有限公司) obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2023 and 2022, the bank loans were RMB1.25 billion and RMB0.40 billion with effective interest rates of 3.06% and 3.35% per annum, respectively.

In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing., Ltd.* (廣州小鵬汽車融資租賃有限公司) obtained a facility, specified for financing the expenditures of operations, of up to RMB0.20 billion from a bank in the PRC. As of December 31, 2023, RMB0.17 billion had been drawn from the bank with effective interest rates of 3.80% per annum.

In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd.* (廣州鵬躍汽車發展有限公司) obtained a facility, specified for financing the expenditures of operations, of up to RMB2.35 billion from a syndicate of banks in the PRC. As of December 31, 2023, RMB0.02 billion had been drawn from the banks with effective interest rates of 3.75% per annum.

In February and November 2022, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed securitizations (“ABS”) by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.50 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. The ABS issued in February 2022 has matured in September 2023. As of December 31, 2023, the balance of current and non-current portion of the ABS were RMB0.18 billion and nil, respectively. As of December 31, 2022, the balance of current and non-current portion of the ABS were RMB0.64 billion and RMB0.18 billion, respectively.

In August 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed notes (“ABN”) by issuing senior debt notes to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt notes amounting to RMB0.84 billion were reported as securitization debt. The notes were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of December 31, 2023, the balance of current and non-current portion of the ABN were RMB0.24 billion and RMB0.09 billion, respectively.

As of December 31, 2023, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of December 31, 2023, the Group pledged restricted cash and restricted deposits of RMB3.94 billion (December 31, 2022: RMB0.11 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan plant and Guangzhou Xiaopeng technology park were used to secure the long-term bank loan with a total appraised value of RMB4.26 billion (December 31, 2022: RMB0.99 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long- term borrowings which are all interest-bearing borrowings. As of December 31, 2023, the gearing ratio of the Group is 30.0% (December 31, 2022: 21.1%).

5.	Material investments

For the year ended December 31, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2023). As of December 31, 2023, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of December 31, 2023, the Group had capital commitments amounting to RMB0.19 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou, Zhaoqing and Wuhan plants, and RMB0.54 billion for other investments.

7.	Contingent liabilities

As of December 31, 2023, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the purpose of forming a strategic cooperation with DiDi Global Inc. (“DiDi”) with respect to the smart auto development business (“Target Business”), on August 27, 2023, the Company entered into a share purchase agreement with DiDi and Da Vinci Auto Co. Limited, a wholly-owned subsidiary of DiDi, to acquire the entire issued share capital of Xiaoju Smart Auto Co. Limited (the “Target”), which, together with its subsidiaries (“Target Group”), is contemplated to be able to operate the Target Business (the “Acquisition”). Following the initial closing of the Acquisition on November 13, 2023, each member of the Target Group has become a wholly-owned subsidiary of the Company and the financial results of the Target Group were consolidated into the consolidated financial statements of the Group. For details, please refer to the announcements of the Company dated August 28, 2023 and November 13, 2023.

On September 29, 2023, the Company entered into the share purchase agreements with the then shareholders of Dogotix Inc. (“Dogotix”) and Dogotix to acquire the sale shares, being approximately 74.82% of the total issued shares of Dogotix, for a total consideration of approximately USD98.96 million. Following the completion of this transaction, the Company has full ownership and control over Dogotix, which enables XPENG to dedicate to the research and development of general-purpose humanoid intelligent robots. For details, please refer to the announcement of the Company dated September 29, 2023.

Save as disclosed in this announcement, for the year ended December 31, 2023, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the year ended December 31, 2023, the Group did not enter into any foreign exchange forward contracts. As of December 31, 2023, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of December 31, 2023:

Function	Number of Employees
Research and development	5,401
Sales and marketing	4,755
Manufacturing	2,879
General and administration	91
Operation	424

Total	13,550

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 6, 2023, the Company issued 40,890 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 1, 2023, the Company issued 123,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On March 22, 2023, the Company issued 934,286 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On May 31, 2023, the Company issued 92,500 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 27, 2023, the Company issued 4,510,202 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On July 13, 2023, the Company issued 406,136 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On September 25, 2023, the Company issued 1,591,590 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On October 26, 2023, the Company issued 20,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On November 13, 2023, the Company issued 58,164,217 Class A ordinary shares as the initial consideration shares to DiDi pursuant to the share purchase agreement as disclosed in the announcement of the Company dated August 28, 2023.

On December 6, 2023, the Company issued 94,079,255 Class A ordinary shares to Volkswagen Finance Luxemburg S.A. pursuant to the share purchase agreement as disclosed in the announcement of the Company dated July 26, 2023.

On December 7, 2023, the Company issued 81,250 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On December 20, 2023, the Company issued 1,371,134 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since December 31, 2023 and up to the date of this announcement.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Group’s unaudited consolidated balance sheet, unaudited consolidated statement of comprehensive loss and the related notes thereto for the year ended December 31, 2023 as set out in the preliminary announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2023. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Audit committee review of financial statements

Our audit committee of the Board (the “Audit Committee”) reviews the adequacy of our internal controls to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The Audit Committee currently consists of three members, namely Mr. Donghao Yang, Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are independent non-executive Directors and Mr. Ji-Xun Foo is a non-executive Director. Mr. Donghao Yang is the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited consolidated financial statements and annual results of the Group for the year ended December 31, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Final dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2023.

Publication of annual results and annual report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at http://ir.xiaopeng.com. The 2023 annual report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non- GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non- GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non- GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Annual Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, March 19, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

XPENG INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended December 31
	Note	2023 RMB	2022 RMB
Revenues
Vehicle sales	3	28,010,857	24,839,637
Services and others	3	2,665,210	2,015,482

Total revenues	3	30,676,067	26,855,119

Cost of sales
Vehicle sales		(28,457,909)	(22,493,122)
Services and others		(1,767,003)	(1,273,606)

Total cost of sales		(30,224,912)	(23,766,728)

Gross profit		451,155	3,088,391

Operating expenses
Research and development expenses		(5,276,574)	(5,214,836)
Selling, general and administrative expenses		(6,558,942)	(6,688,246)

Total operating expenses		(11,835,516)	(11,903,082)

Other income, net		465,588	109,168
Fair value gain on derivative liability relating to the contingent consideration		29,339	—

Loss from operations		(10,889,434)	(8,705,523)

Interest income		1,260,162	1,058,771
Interest expenses		(268,666)	(132,192)
Fair value (loss) gain on derivative assets or derivative liabilities		(410,417)	59,357
Investment (loss) gain on long-term investments		(224,364)	25,062
Exchange gain (loss) from foreign currency transactions		97,080	(1,460,151)
Other non-operating income, net		41,934	36,318

Loss before income tax expenses and share of results of equity method investees		(10,393,705)	(9,118,358)

Income tax expenses	4	(36,810)	(24,731)
Share of results of equity method investees		54,740	4,117

Net loss		(10,375,775)	(9,138,972)

Net loss attributable to ordinary shareholders of XPeng Inc.		(10,375,775)	(9,138,972)

XPENG INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended
		December 31
	Note	2023	2022
		RMB	RMB
Net loss		(10,375,775)	(9,138,972)
Other comprehensive income
Foreign currency translation adjustment, net of tax		286,614	3,192,573

Total comprehensive loss attributable to XPeng Inc.		(10,089,161)	(5,946,399)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(10,089,161)	(5,946,399)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,740,921,519	1,712,533,564
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(5.96)	(5.34)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		870,460,760	856,266,782
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(11.92)	(10.67)

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2023 RMB	2022 RMB
ASSETS
Current assets
Cash and cash equivalents		21,127,163	14,607,774
Restricted cash		3,174,886	106,272
Short-term deposits		9,756,979	14,921,688
Short-term investments		781,216	1,262,129
Long-term deposits, current portion		7,054,915	427,466
Accounts and notes receivable, net	6	2,716,216	3,872,846
Installment payment receivables, net, current portion		1,881,755	1,294,665
Inventory		5,526,212	4,521,373
Amounts due from related parties		12,948	47,124
Prepayments and other current assets		2,489,339	2,466,084

Total current assets		54,521,629	43,527,421

Non-current assets
Long-term deposits		3,035,426	6,926,450
Restricted long-term deposits		767,899	—
Property, plant and equipment, net		10,954,485	10,606,745
Right-of-use assets, net		1,455,865	1,954,618
Intangible assets, net		4,948,992	1,042,972
Land use rights, net		2,789,367	2,747,854
Installment payment receivables, net		3,027,795	2,188,643
Long-term investments		2,084,933	2,295,032
Other non-current assets		576,150	201,271

Total non-current assets		29,640,912	27,963,585

Total assets		84,162,541	71,491,006

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2023 RMB	2022 RMB
LIABILITIES
Current liabilities
Short-term borrowings		3,889,100	2,419,210
Accounts and notes payable	7	22,210,431	14,222,856
Amounts due to related parties		30,880	91,111
Operating lease liabilities, current portion		365,999	490,811
Finance lease liabilities, current portion		34,382	128,279
Deferred revenue, current portion		630,997	389,243
Long-term borrowings, current portion		1,363,835	761,859
Accruals and other liabilities		7,580,195	5,583,829
Income taxes payable		5,743	27,655

Total current liabilities		36,111,562	24,114,853

Non-current liabilities
Long-term borrowings		5,650,782	4,613,057
Operating lease liabilities		1,490,882	1,854,576
Finance lease liabilities		777,697	797,743
Deferred revenue		668,946	694,006
Derivative liability		393,473	—
Deferred tax liabilities		404,018	—
Other non-current liabilities		2,336,654	2,506,106

Total non-current liabilities		11,722,452	10,465,488

Total liabilities		47,834,014	34,580,341

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2023 RMB	2022 RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,538,109,009 and 1,376,693,799 shares issued, 1,535,297,395 and 1,371,774,629 shares outstanding as of December 31, 2023 and 2022, respectively)		103	92
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2023 and 2022, respectively)		21	21
Additional paid-in capital		70,198,031	60,691,019
Statutory and other reserves		60,035	6,425
Accumulated deficit		(35,760,301)	(25,330,916)
Accumulated other comprehensive income		1,830,638	1,544,024

Total shareholders’ equity		36,328,527	36,910,665

Total liabilities and shareholders’ equity		84,162,541	71,491,006

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou and Wuhan. As of December 31, 2023, its primary operations are conducted in the People’s Republic of China (“PRC”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The unaudited consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group and the disclosure requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

3.	Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2023	2022
	RMB’000	RMB’000
Vehicle sales
— At a point in time	28,010,857	24,839,637
Services and others
— At a point in time	1,725,706	1,286,804
— Over time	939,504	728,678

Total	30,676,067	26,855,119

4.	Taxation

Income	taxes

Cayman	Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

XPeng Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2023 and 2022 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Guangzhou Xiaopeng Motors Technology Co., Ltd.* (廣州小鵬汽車科技有限公司) applied for the HNTE qualification and received approval in December 2022. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Beijing Xiaopeng Automobile Co., Ltd.* (北京小鵬汽車有限公司) applied for the HNTE qualification and received approval in December 2020. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since the qualification was expired in 2023, this enterprise applies tax rate of 25% for the year 2023.

Shanghai Xiaopeng Motors Technology Co., Ltd.* (上海小鵬汽車科技有限公司) applied for the HNTE qualification and received approval in December 2022. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Shenzhen Pengxing Smart Research Co., Ltd.* (深圳鵬行智能研究有限公司) applied for the HNTE qualification and received approval in October 2023. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the year 2023 through 2025.

Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant policies promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

Composition of income tax expenses for the years presented are as follows:

	For the Year Ended December 31,
	2023	2022
	RMB’000	RMB’000
Current income tax expenses	18,014	24,731
Deferred income tax expenses	18,796	—

Total	36,810	24,731

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023 and 2022 as follows:

	For the Year Ended December 31,
	2023	2022
	RMB’000	RMB’000
Numerator:
Net loss	(10,375,775)	(9,138,972)

Net loss attributable to ordinary shareholders of XPeng Inc.	(10,375,775)	(9,138,972)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,740,921,519	1,712,533,564

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(5.96)	(5.34)

For the years ended December 31, 2023 and 2022, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the years ended December 31, 2023 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 34,385,852 and 39,259,022 as of December 31, 2023 and 2022, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil to 32,967,573 and nil as of December 31, 2023 and 2022, respectively.

6.	Accounts and Notes Receivable, net

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
Accounts receivable, net	2,689,310	3,855,851
Notes receivable	26,906	16,995

Total	2,716,216	3,872,846

Accounts receivable consisted of the following:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
Accounts receivable, gross	2,706,480	3,876,103
Allowance for doubtful accounts	(17,170)	(20,252)

Accounts receivable, net	2,689,310	3,855,851

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
0–3 months	586,876	163,327
3–6 months	7,290	341,293
6–12 months	4,380	801,331
Over 1 year	2,107,934	2,570,152

Accounts receivable, gross	2,706,480	3,876,103

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
0–3 months	26,906	16,995

Notes receivable, gross	26,906	16,995

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
Accounts payable	13,491,144	7,269,757
Notes payable	8,719,287	6,953,099

Total	22,210,431	14,222,856

The Group normally receives credit terms of 0 days to 180 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
0–3 months	11,953,357	6,011,186
3–6 months	1,048,031	858,875
6–12 months	285,234	283,516
Over 1 year	204,522	116,180

Total	13,491,144	7,269,757

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	RMB’000	RMB’000
0–3 months	5,995,953	2,850,427
3–6 months	2,723,334	4,060,930
6–12 months	—	41,742

Total	8,719,287	6,953,099

8.	Dividends

Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2023 and 2022, respectively.

XPENG INC.

UNAUDITED ANNUAL RECONCILIATIONS

OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31,
	2023 RMB	2022 RMB
Loss from operations	(10,889,434)	(8,705,523)
Share-based compensation expenses	550,535	710,486
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	—

Non-GAAP loss from operations	(10,368,238)	(7,995,037)

Net loss	(10,375,775)	(9,138,972)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	—
Fair value loss on derivative liability	410,417	—
Share-based compensation expenses	550,535	710,486

Non-GAAP net loss	(9,444,162)	(8,428,486)

Net loss attributable to ordinary shareholders	(10,375,775)	(9,138,972)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	—
Fair value loss on derivative liability	410,417	—
Share-based compensation expenses	550,535	710,486

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(9,444,162)	(8,428,486)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,740,921,519	1,712,533,564
Non-GAAP net loss per ordinary share
Basic and diluted	(5.42)	(4.92)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	870,460,760	856,266,782
Non-GAAP net loss per ADS
Basic and diluted	(10.85)	(9.84)